The Atlantic Building

950 F Street, NW

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202-239-3300 | Fax: 202-239-3333

David J. Baum	Direct Dial: 202-239-3346	Email: David.Baum@alston.com

October 3, 2025

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn: Kim McManus

Re:

Kurv ETF Trust (the “Trust” or “Registrant”)

Post-Effective Amendment No. 34 to the Trust’s Registration Statement on Form N-1A filed on July 25, 2025 – Kurv High Income ETF

File Numbers 333-233633; 811-23473

Ladies and Gentlemen:

This letter is in response to the comments provided by the staff of the U.S. Securities and Exchange Commission (the “Staff”) via video-call (the “Comments”) on September 9, 2025, relating to Post-Effective Amendment No. 34 (“PEA No. 34”) to the Trust’s Registration Statement on Form N-1A filed on July 25, 2025, regarding the Kurv High Income ETF (the “Fund”), a series of the Trust. The prospectus (the “Prospectus”) and statement of additional information (“SAI,” and together with the Prospectus, the “Documents”) contained in the Registration Statement will be updated in response to the Staff’s Comments and a revised post-effective amendment to the Registration Statement reflecting these changes will be filed subsequent to this correspondence.

General Comments

Comment #1

The Staff provides the following standard comments:

a.	Where a comment is made in one location it is applicable to all similar disclosures appearing elsewhere in the same registration statement.
b.	The Staff reminds the Registrant that the company and its management are responsible for the accuracy and adequacy of its disclosures not withstanding any review, comments, action or absence of action by the Staff.

Alston & Bird LLP	www.alston.com

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October 3, 2025

c.	The Staff asks the Registrant to please file the responses to comments on EDGAR at least 5 days in advance of the effectiveness.

Response #1

The Registrant acknowledges the Staff’s comments above and will respond as requested.

Prospectus

Summary Section: Fund Fees and Expenses

Comment #2

With respect to the “Expense Example” section on page three of the Prospectus, please revise to remove the last sentence of the second paragraph the “Expense Example” section of the Prospectus.

Response #2

The Registrant has revised the second paragraph of the “Expense Example” section to remove the last sentence of the paragraph. Please see the revision below:

Example

This Example is intended to help you compare the cost of investing in the Gold Fund with the cost of investing in mutual funds and other exchange-trade funds.

The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then sell all of your Shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same.~~1 The figures shown would be the same whether or not you sold your Shares at the end of each period.~~

Comment #3

The footnote under the “Expense Example” section on page three of the Prospectus appears to have been included in error. Please remove or explain how Fund has an expiring expense limitation agreement.

Response #3

The Registrant confirms that the footnote in the “Expense Example” section on page three of the Prospectus will be removed.

Summary Section: Principal Investment Strategies

Comment #4

In the “Principal Investment Strategies” section of the Prospectus, please revise to clarify if the Fund will invest primarily in high income paying stock, ETFs, and ETPs or if it will focus on derivatives to generate high income or will use some combination of these measures or other means to generate high income.

October 3, 2025

Response #4

The Registrant confirms that it will use a combination of Listed Securities and derivative instruments on Listed Securities to generate income for the Fund. That combination will vary from time to time and may range up to 100% or down to 0% for either such instrument. Please see the revised disclosure below.

Principal Investment Strategies

The Fund is an actively managed exchange-traded fund (“ETF”) that primarily invests its assets in U.S. and non-U.S. listed securities, including equity securities of U.S. and non-U.S. companies and ETFs, with an options market (“Listed Securities”), or derivative instruments (e.g. options) on such Listed Securities, as well as derivative instruments of indices. Listed Securities may also include other types of U.S. listed exchange-traded products (e.g., closed-end funds and commodity pools)(“ETPs”).

The Fund seeks to generate income primarily from a combination of the options strategies described below, the short-dated fixed income instruments it holds as collateral in connection with the options strategies, and dividends from the Listed Securities it holds directly. The Fund may invest up to 100% of its assets in Listed Securities, up to 100% of its assets in derivative instruments (e.g., options) on such Listed Securities, or invest in any combination of such securities and derivative instruments.

The Adviser seeks a portfolio of Listed Securities and derivative instruments on ~~Underlying~~such Listed Securities based on favorable outlooks, examining characteristics of a particular issuer, such as growth or momentum, as well as the implied volatility of the derivative instruments of Listed Securities. Implied volatility reflects the market’s expectations of future price movements, derived from option prices. Higher implied volatility is an indicator of the potential for significant price swings and higher potential options premiums, allowing the Fund to generate current income.

~~The Fund will primarily invest in Listed Securities, or derivative instruments (e.g., options) on Listed Securities.~~

Cash and/or Synthetic Long Exposure

The Fund may gain exposure to a Listed Security directly by holding it or indirectly through synthetic exposure. To achieve a synthetic long exposure, the Fund buys call options of a Listed Security and, simultaneously, sells put options of the same security with the same expiries and strike prices to try to replicate the price movements of the underlying Listed Security. The combination of the long call options and sold put options seek to provide the Fund with investment exposure to the underlying Listed Security for the duration of the application option exposure. The total net notional exposure ~~to option positions~~of the synthetic long position will not exceed 200% of net asset value.

October 3, 2025

As part of its strategy, the Fund may employ one or more options strategies on a Listed Security or index to achieve its investment objectives. The strategies that may be employed are:

Covered Call Writing

As part of its strategy, the Fund may write (sell) call option contracts on Listed Securities or on indices to generate income. If the Fund gains long exposure synthetically, since the Fund does not directly own shares of the Listed Securities or the index, these written call options will be sold short (i.e., selling a position it does not currently own).

It is important to note that the sale of a company’s call option contracts will limit the Fund’s participation in the appreciation in the company’s stock price. If the stock price of the company increases, the above-referenced synthetic and/or holding the underlying stock directly would allow the Fund to experience similar percentage gains. However, if the company’s stock price appreciates beyond the strike price of one or more of the sold (short) call option contracts, the Fund will lose money on those short call positions, and the losses will, in turn, limit the upside return of the Fund’s synthetic and long stock exposure. As a result, the Fund’s overall strategy (i.e., the combination of the synthetic and/or long stock exposure to the company and the sold (short) the company’s call positions) will limit the Fund’s participation in gains in the company’s stock price beyond a certain point.

When the Fund engages in covered call writing with respect to ~~an underlying stock~~a Listed Security, it receives cash from the buyer of the call option who in exchange for that cash obtains the right to purchase the ~~company~~ Listed Security on or before the expiration date at a predetermined price called the strike price. Writing covered call options is also considered long short. Generally, the notional principal amount of written covered call options will not exceed the principal amount of the synthetic or long stock position in the company, however, the Fund may write call options for an amount in excess of the value of a company’s position in the Fund’s portfolio.

Uncovered Call and/or Put Writing

The Fund may also write (i.e., sell) uncovered call options on Listed Securities or instruments in which it may invest but that are not currently held by the Fund. The principal reason for writing uncovered call options is to realize income without committing capital to the ownership of the underlying Listed Securities or instruments. When writing uncovered call options, the Fund must deposit and maintain sufficient margin with the broker-dealer through which it made the uncovered call option as collateral to ensure that the Listed Securities can be purchased for delivery if and when the option is exercised. During periods of declining securities prices or when prices are stable, writing uncovered calls can be a profitable strategy to increase the Fund’s income with minimal capital risk. Uncovered calls are riskier than covered calls because there is no underlying security held by the Fund that can act as a partial hedge. Uncovered calls have speculative characteristics and the potential for loss is unlimited. When an uncovered call is exercised, the Fund must purchase the underlying security to meet its call obligation. There is also a risk, especially with preferred and debt securities that lack sufficient liquidity, that the Listed Securities may not be available for purchase. If the purchase price exceeds the exercise price, the Fund will lose the difference.

October 3, 2025

The Fund also may write (i.e., sell) uncovered put options on Listed Securities or instruments in which it may invest but with respect to which the Fund does not currently have a corresponding short position or has not deposited as collateral cash equal to the exercise value of the put option with the broker-dealer through which it made the uncovered put option. The principal reason for writing uncovered put options is to receive premium income and to acquire such underlying Listed Securities or instruments at a net cost below the current market value. The Fund has the obligation to buy the underlying Listed Securities or instruments at an agreed upon price if the price of the Listed Securities or instruments decreases below the exercise price. If the price of the underlying Listed Securities or instruments increases during the option period, the option will expire worthless and the Fund will retain the premium and will not have to purchase the underlying Listed Securities or instruments at the exercise price.

Call or Put Spreads

The Fund may write (sell) call or put spreads rather than stand-alone call option contracts to seek increased participation in the potential appreciation of an underlying Listed Security or instrument’s share price, while still generating net premium income. In a call option spread, the Fund may sell (write) an out-of-the-money call option (above the current market price) while also purchasing another call option that is further out of the money. Similarly, in a put option spread, the Fund may sell (write) an out-of-the-money put option (below the current market price) while purchasing a further out-of-the-money put option.

Risk Reversals or Protective Collars

The Fund may write (sell) risk reversals rather than stand-alone call option contracts to seek to limit loss from an underlying Listed Security or instrument’s share price. The cost of this protection would be offset by the premiums earned from a written call option. In a risk reversal, the Fund may sell (write) an out-of-the-money call option (above the current market price) ~~call option~~ while simultaneously purchasing an out-of-the-money put option.

October 3, 2025

Protective Put

The Fund may purchase out-of-the-money protective put options to seek to limit loss from its underlying share price. The cost of protection may reduce the income generated in the portfolio.

Call Purchase

The Fund may purchase call options to seek to gain price appreciation from its underlying share price. The cost of the purchase may reduce the income generated in the portfolio.

Short-dated Fixed Income and Foreign Exchange Instruments

When writing options, the Fund is required to post collateral to assure its performance to the option buyer. The Fund will hold cash and cash-like instruments or high-quality short-term fixed income securities (collectively, “Collateral”). The Collateral may consist of (1) U.S. Government securities, such as bills, notes and bonds issued by the U.S. Treasury; (2) government securities issued by G-10 countries (Belgium, Canada, France, Germany, Italy, Japan, the Netherlands, Sweden, Switzerland, the United Kingdom, and the United States); (3) money market funds; (4) fixed income ETFs; and/or (5) corporate debt securities, such as commercial paper and other short-term unsecured promissory notes issued by companies that are rated investment grade or of comparable quality. The Adviser considers an unrated security to be of comparable quality to a security-rated investment grade if it believes it has a similar low risk of default. The Fund expects to invest in fixed income securities with low duration to minimize interest rate risk and the Fund’s exposure to foreign exchange to be less than 5% of its net assets. Kurv actively manages the Collateral held by the Fund with a view toward enhancing the Fund’s total return.

The Adviser will endeavor to optimize tax losses.

The Fund is classified as “non-diversified” under the 1940 Act.

See “Additional Information About the Fund” below for a more detailed description of the synthetic covered call strategy.

Comment #5

In the second paragraph of the “Principal Investment Strategies” section of the Prospectus, please define the term Underlying Securities or revise if you intended to refer to Listed Securities.

October 3, 2025

Response #5

The Registrant has revised the disclosure in response to the comment by removing Underlying Securities as a defined term and referring to Listed Securities. Please see the revised disclosure in the response to Comment #4 above.

Comment #6

In the third paragraph of the subsection “Covered Call Writing” in “Principal Investment Strategies” on page five of the Prospectus, please confirm if “company” should be replaced with “stock”?

Response #6

The Registrant has revised the disclosure in response to the comment replacing “company” with “stock.” Please see the revised disclosure in the response to Comment #4 above.

Comment #7

Please review and confirm the second sentence in the third paragraph of the subsection “Covered Call Writing” in “Principal Investment Strategies” on page five of the Prospectus. There appears to be something missing.

Response #7

The Registrant has revised the disclosure in response to the comment. “Please see the revised disclosure in the response to Comment #4 above.

Comment #8

Please delete the repeated reference to “call option” in subsection “Risk Reversals or Protective Collars” in “Principal Investment Strategies” on page six of the Prospectus,

Response #8

The Registrant has revised the disclosure in response to the comment. Please see the revised disclosure in the response to Comment #4 above.

Summary Section: Principal Risks of Investing in the Fund

Comment #9

In the “Distribution Risk” section of the Prospectus, please note that investors may not understand what “capital returns” are. Please revise the Prospectus to clarify this term and specifically state that distribution may not represent net profit.

Response #9

The Registrant has revised the disclosure in response to the comment. Please see the revised risk factor below:

Distribution Risk. The Fund aims to provide monthly income, although there's no guarantee of distribution in any given month, and the distribution amounts may vary significantly. Monthly distributions may consist of ~~capital returns, reducing~~ a return of capital, which is a return of some or all of the money you invested in the Fund and may not represent the Fund's net profit. Such monthly distributions may reduce the Fund's NAV and trading price over time, thus potentially leading to significant losses for investors, especially as the Fund's returns exclude any dividends paid by the underlying security, which may result in lesser income compared to a direct investment in the underlying security.

October 3, 2025

Statutory Section: Investment Objective

Comment #10

In the “Investment Objective” section on page 3 of the Prospectus, please state the investment objective consistently with the “Investment Objective” section under “Additional Information About the Fund’s Investment Objective, Strategies and Risks” on page 15 of the Prospectus.

Response #10

The Registrant has revised the “Investment Objective” on page 15 of the Prospectus in response to the comment to conform the objective to how it is stated on page 3. Please see the revision below:

The Kurv High Income ETF (the “Fund”) seeks to provide ~~current~~high income. ~~The Fund’s secondary objective is to seek to provide capital appreciation.~~

Statutory Section: Additional Information About The Fund’s Investment Objectives, Strategies And Risks

Principal Investment Strategies - Additional Information Regarding Investment Techniques and Policies

Comment #11

In the “Principal Investment Strategies - Additional Information Regarding Investment Techniques and Policies” section under the “Investments by Registered Investment Companies” sub-section of the Prospectus, please confirm if the Fund plans to make outside investments in an affiliated fund and confirm that it plans to file any planned participation agreement if applicable.

Response #11

The Registrant confirms that the Fund intends to make outside investments in affiliated funds and that it will file any participation agreement it is required to enter into.

SAI

Statutory Section: Investment Restrictions

Comment #12

The “Investment Restrictions and Policies” section under the “Fundamental Policies” sub-section of the SAI states what is permitted by the 1940 Act. Please explain in more detail what is permitted in connection with making loans and underwriting securities.

October 3, 2025

Response #12

The Registrant has revised the disclosure in response to the comment by adding the following disclosure to the section “Investment Restrictions and Policies”:

With respect to fundamental investment restriction No. 1 above, the Fund may: (i) lend portfolio securities; (ii) enter into repurchase agreements; (iii) purchase all or a portion of an issue of debt securities, bank loan or participation interests, bank certificates of deposit, bankers’ acceptances, debentures or other securities, whether or not the purchase is made upon the original issuance of the securities; and (iv) participate in an interfund lending program with other registered investment companies;

With respect to fundamental investment restriction No. 5 above, the Fund may invest in restricted securities (those that must be registered under the Securities Act before they may be offered or sold to the public) as well as the securities of other investment companies.

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If you have any further questions, comments or informational requests relating to this matter, please do not hesitate to contact me at (202) 239-3346.

Sincerely,

/s/ David J. Baum

David J. Baum